March 15, 2007

Mail Stop 4561

Mr. Robert C. White
President, Chief Executive Officer, and Director
Wake Forest Bancshares, Inc.
302 South Brooks Street
Wake Forest, North Carolina 27587

**Re:     Wake Forest Bancshares, Inc.**
**         Form 10-KSB for Fiscal Year Ended September 30, 2006**
**         Filed December 21, 2006**
**         Form 10-QSB for Fiscal Quarter Ended December 31, 2006**
**         File Number: 000-25999**

Dear Mr. White:

        We have reviewed your response to our comment letter dated February 20, 2007 and have the following comment.  Please be as detailed as necessary in your explanation.  In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB, filed December 21, 2006

Exhibit 13.1

Note 15. Mutual Holding Company Financial Data, page 34

1.      We note your response to comment one from our letter dated February 27, 2007. Please fully comply with our original comment by revising your future filings to disclose how Wake Forest Bancorp, M.H.C. is accounting for their approximately 55% ownership interest in Wake Forest Bancshares, Inc. Based upon your footnote disclosures, it appears that Wake Forest Bancorp, M.H.C. is using the equity method of accounting. However, since you state in your response that Wake Forest Bancorp M.H.C. has "control" ability, we would expect you to clearly explain in your future filings why you use the equity method rather than consolidate Wake Forest Bancshares, Inc. in this set of financial statements.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

                                        Sincerely,


                                        John P. Nolan
                                        Accounting Branch Chief